Exhibit 99.1

Concordia Provides Update on AMCo Financing and Capital Structure Post AMCo Acquisition

OAKVILLE, ON – October 15, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) announced today the finalization of the structure of its financing for the acquisition of Amdipharm Mercury Limited (“AMCo”) and its post acquisition capital structure. The Company also announced today it entered into an amended and restated commitment letter (“amended commitment letter”) with the syndicate of committed lenders.

The Company previously announced fully committed debt financing of approximately US$2.8 billion. This debt financing will consist of term loans of approximately US$1,865 millioni (consisting of USD and GBP tranches) and senior unsecured notes/loans of up to US$790 million, with maturities of six and seven years respectively. The balance of the financing required will consist of an unsecured bridge loan of up to US$180 million, which, under the terms of the amended commitment letter, will have a maturity date of two years (with no equity securities demand feature). Following closing of the acquisition, Concordia’s total debt, including both new debt and existing senior notes of US$735 million, will have a maximum blended interest rate of approximately 7.25 per cent as announced on October 9, 2015.

The US$2.835 billion of debt financing and gross proceeds of US$520 million raised from the Company’s recent public equity offering, along with cash on hand, will be used to fund the purchase price for AMCo, refinance certain Concordia and AMCo debt, and complete the acquisition, which is scheduled to close on or about October 21, 2015. With this financing structure now finalized, Concordia confirms that as expected it will be in compliance with its existing bond covenants, including covenants relating to senior secured debt/EBITDA and fixed charge coverage ratios.

“The acquisition of AMCo is a tremendous milestone for Concordia,” said Mark Thompson, Concordia’s Chairman and Chief Executive Officer. “AMCo’s organic growth and 60 new product launches are expected to drive the overall growth profile for Concordia in 2016 and beyond. We are acquiring more than 190 products sold in over 100 countries with 60 new product launches to come. “This deal not only positions us for organic growth, but significantly diversifies our geographic base, with the U.S. expected to represent approximately 40 per cent of our annual revenue following closing. Upon closing of the AMCo transaction, we also plan to provide preliminary guidance for 2016 to provide shareholders with greater clarity on our combined business and dispel some of the misinformation currently in the market.”

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the use of proceeds of the equity offering and debt financing, the completion of the debt financing, compliance with existing bond covenants, blended interest rates, the effect of the acquisition of AMCo on the Company, growth of AMCo and Concordia, the completion of the acquisition of AMCo and timing thereof, organic growth and the sources thereof, the diversification of the Company’s geographic base, the provision of guidance and Concordia’s revenue by geography. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the acquisition of AMCo, increased leverage, the inability to generate cash flows and/or stable margins, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

[i]	Based on October 13, 2015 USD/GBP exchange rate of 1.53.